Exhibit 3.1

LEAP THERAPEUTICS, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES X NON-VOTING CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Leap Therapeutics, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), by unanimous written consent dated January 2, 2023, which resolution provides for the creation of a series of the Corporation’s preferred stock, $0.001 par value per share, which is designated as “Series X Non-Voting Convertible Preferred Stock,” with the preferences, rights and limitations set forth herein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

WHEREAS: pursuant to, and in accordance with, that certain Agreement and Plan of Merger, dated as of the date hereof, by and among the Corporation, Fire Merger Sub, Inc., a wholly-owned subsidiary of the Corporation (“First Merger Sub”), Flame Biosciences LLC, a wholly-owned subsidiary of the Corporation, Flame Biosciences, Inc. (“Target”), and the Stockholder Representative named therein (the “Merger Agreement”), First Merger Sub is agreeing to merge with and into Target, with Target surviving such merger to become a wholly-owned subsidiary of the Corporation (the “Merger”), and the Corporation is agreeing to issue to the stockholders and other equityholders of Target up to 19,794,373 shares of common stock of the Corporation and up to 136,833 shares of a new series of non-voting convertible preferred stock of the Corporation designated as Series X Non-Voting Convertible Preferred Stock, in exchange for all of the shares of common stock and other equity securities of Target owned by such stockholders and other equityholders of Target.

WHEREAS: the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), provides for a class of its authorized stock known as preferred stock, $0.001 par value per share, consisting of 10,000,000 shares (the “Preferred Stock”), issuable from time to time in one or more series.

WHEREAS: the Certificate of Incorporation also provides that the Board of Directors has the authority to create one or more series of Preferred Stock from time to time, and, in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL.

WHEREAS: in connection with the execution and delivery of the Merger Agreement by the Corporation, Target and the other parties thereto and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, the Board of Directors desires to create a new series of non-voting convertible preferred stock designated as Series X Non-Voting Convertible Preferred Stock which shall be economically equal to the common stock of the Corporation and which shall be convertible into common stock of the Corporation subject to receipt of Stockholder Approval (defined below).

NOW, THEREFORE, BE IT

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a new series of Preferred Stock of the Corporation designated as Series X Non-Voting Convertible Preferred Stock be, and hereby is, created and authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of up to 136,833 shares of Series X Non-Voting Convertible Preferred Stock subject to, and upon, the terms and conditions set forth in the Merger Agreement, and (iii) the Board of Directors hereby fixes the designation, number of shares, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions, of the shares of such new series of Preferred Stock, including, without limitation, the dividend rights, conversion rights, and liquidation preferences thereof, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to any and all classes or series of Preferred Stock, as follows:

TERMS OF SERIES X NON-VOTING CONVERTIBLE PREFERRED STOCK

1.	Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally are open for use by customers on such day.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, $0.001 par value per share, and the Corporation’s stock of any other class into which such common stock or such stock of any other class may hereafter be reclassified or changed.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series X Non-Voting Preferred Stock in accordance with the terms hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” means a holder of shares of Series X Non-Voting Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, NYSE American or the New York Stock Exchange (or any successors to any of the foregoing).

2.	Designation, Amount and Par Value. The series of Preferred Stock created and authorized by this Certificate of Designation shall be designated as the Corporation’s Series X Non-Voting Convertible Preferred Stock (the “Series X Non-Voting Preferred Stock”) and the number of shares of such series of Preferred Stock shall be 150,000. Each share of Series X Non-Voting Preferred Stock shall have a par value of $0.001 per share.

3.	Dividends. Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of the Series X Non-Voting Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock. Other than as set forth in the previous sentence, no other dividends shall be paid on shares of Series X Non-Voting Preferred Stock, and the Corporation shall pay no dividends (other than dividends payable in the form of Common Stock) on shares of the Common Stock unless it simultaneously complies with the previous sentence.

4.	Voting Rights.

4.1	Except as otherwise provided herein or as otherwise required by the DGCL, the Series X Non-Voting Preferred Stock shall have no voting rights. However, as long as any shares of Series X Non-Voting Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series X Non-Voting Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series X Non-Voting Preferred Stock or alter or amend this Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or bylaws of the Corporation, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, in each case if any such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series X Non-Voting Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise, (ii) issue shares of Series X Non-Voting Preferred Stock (other than pursuant to, and in accordance with, the Merger Agreement), or increase the number of authorized shares of Series X Non-Voting Preferred Stock, or decrease the number of authorized shares of Series X Non-Voting Preferred Stock below an aggregate number of shares of Series X Non-Voting Preferred Stock equal to the sum of the total number of shares of Series X Non-Voting Preferred Stock then outstanding plus the total number of shares of Series X Non-Voting Preferred Stock issuable pursuant to the Merger Agreement that have not then previously been so issued, (iii) prior to the Stockholder Approval (as defined below), consummate either: (A) any Fundamental Transaction (as defined below) or (B) any merger or consolidation of the Corporation with or into another entity or any stock sale to, or other business combination in which the stockholders of the Corporation immediately before such transaction do not hold at least a majority of the capital stock of the Corporation immediately after such transaction or (iv) enter into any agreement with respect to any of the foregoing.

4.2	Any vote required or permitted under Section 4.1 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by Holders representing a majority of the outstanding shares of Series X Non-Voting Preferred Stock.

5.	Rank; Liquidation.

5.1	The Series X Non-Voting Preferred Stock shall rank, with respect to any distributions to any of the stockholders of the Corporation out of the assets, if any, of the Corporation, whether capital or surplus, available for distribution to the stockholders of the Corporation upon any Liquidation (as defined in Section 5.2 below) (any and all of such distributions being referred to, collectively, as “Distributions”), as follows: (i) senior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to the Common Stock (“Junior Securities”); (ii) on parity with the Common Stock and any other class or series of capital stock of the Corporation hereafter created specifically ranking by its terms on parity with the Series X Non-Voting Preferred Stock or the Common Stock (“Parity Securities”); and (iii) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms senior to the Common Stock (“Senior Securities”).

5.2	Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), each Holder shall be entitled to receive, in preference to any Distributions to the holders of the Junior Securities, pari passu with any Distributions to the holders of the Parity Securities, and subject and junior to the prior and superior rights of the holders of any Senior Securities to receive any Distributions, an equivalent amount of Distributions as would be paid on the Common Stock underlying such Holder’s shares of Series X Non-Voting Preferred Stock, determined on an as-converted to Common Stock basis by treating all then outstanding shares of Series X Non-Voting Preferred Stock as if they had been converted to Common Stock (without regard to the Beneficial Ownership Limitation) and all then outstanding Parity Securities that are entitled to receive Distributions on substantially the same terms as the Series X Non-Voting Preferred Stock as if such then outstanding Parity Securities had been converted to Common Stock (without regard to any Beneficial Ownership limitation similar to the Beneficial Ownership Limitation), plus, without duplication, an additional amount equal to any dividends declared but unpaid on such Holder’s shares of Series X Non-Voting Preferred Stock, before any Distributions to holders of any class of any Junior Securities. If, upon any such Liquidation, the assets of the Corporation shall be insufficient to pay the Holders of shares of the Series X Non-Voting Preferred Stock the amount required under the preceding sentence, then all remaining assets of the Corporation available for distribution to the stockholders of the Corporation shall be distributed ratably to the Holders and the holders of Parity Securities in accordance with the respective amounts that would be payable on all outstanding Series X Non-Voting Preferred Stock and all outstanding Parity Securities if all amounts payable thereon upon any such Liquidation were paid in full. For the avoidance of any doubt, a Fundamental Transaction shall not be deemed a Liquidation unless the Corporation expressly declares that such Fundamental Transaction shall be treated as if it were a Liquidation.

6.	Conversion.

6.1	Automatic and Optional Conversions. The shares of Series X Non-Voting Preferred Stock shall be convertible into shares of Common Stock as follows:

6.1.1        Automatic Conversion on Stockholder Approval. Effective as of 5:00 p.m. Eastern Time on the second (2nd) Trading Day after the Corporation’s stockholders approve the conversion of the Series X Non-Voting Preferred Stock into shares of Common Stock in accordance with the listing rules of the Nasdaq Stock Market (the “Stockholder Approval”), each share of Series X Non-Voting Preferred Stock then outstanding shall automatically convert into a number of shares of Common Stock equal to the Conversion Ratio (as defined in Section 6.2 below), subject to the Beneficial Ownership Limitation set forth in Section 6.3 (the “Automatic Conversion”). In determining the application of the Beneficial Ownership Limitations solely with respect to the Automatic Conversion, the Corporation shall calculate beneficial ownership for each Holder assuming beneficial ownership of: (x) the number of shares of Common Stock issuable in such Automatic Conversion (treating, solely for purposes of this sentence, such Holder as being the record and beneficial owner immediately prior to the Automatic Conversion of any Holdback Shares (as defined in the Merger Agreement) that such Holder would then be entitled to receive pursuant to the Merger Agreement if all of the Holdback Shares then issuable by the Corporation pursuant to the Merger Agreement were then issued and outstanding), plus (y) any additional shares of Common Stock for which a Holder has provided the Corporation with prior written notice of beneficial ownership within forty five (45) days prior to the date of Stockholder Approval (a “Beneficial Ownership Statement”). If a Holder fails to provide the Corporation with a Beneficial Ownership Statement within forty five (45) days prior to the date of Stockholder Approval, then the Corporation shall presume the Holder’s beneficial ownership of Common Stock (apart from the Initial Conversion Shares and any Holdback Shares that such Holder is treated as owning of record and beneficially pursuant to clause (x) above in this Section 6.1.1) to be zero. The shares of Common Stock issued upon the Automatic Conversion are referred to as the “Initial Conversion Shares” and shares of Series X Non-Voting Preferred Stock that are converted in the Automatic Conversion are referred to as the “Converted Stock”. The Initial Conversion Shares shall be issued as follows:

(a)	Converted Stock that is registered in book entry form shall be automatically cancelled upon the Automatic Conversion and converted into the corresponding Initial Conversion Shares, which shares shall be issued in book entry form and without any action on the part of the Holders.

(b)	Converted Stock that is issued in certificated form shall be deemed converted into the corresponding Initial Conversion Shares on the date of Automatic Conversion and the Holder’s rights as a holder of such shares of Converted Stock shall cease and terminate on such date, excepting only the right to receive the Initial Conversion Shares upon the Holder tendering to the Corporation (or its designated agent) the stock certificate(s) (duly endorsed) representing such certificated Converted Stock.

(c)	Notwithstanding the cancellation of the Converted Stock upon the Automatic Conversion, Holders of Converted Stock shall continue to have any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert the Converted Stock.

6.1.2        Optional Conversion Following Stockholder Approval. Subject to Section 6.1.1 and Section 6.3, at any time and from time to time as of 5:00 p.m. Eastern Time on the second (2nd) Trading Day after the Stockholder Approval is obtained, each Holder of shares of Series X Non-Voting Preferred Stock that were not subject to the Automatic Conversion may, at its option, effect conversions other than the Automatic Conversion of shares of Series X Non-Voting Preferred Stock into a number of shares of Common Stock equal to the Conversion Ratio (each, an “Optional Conversion”) by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), duly completed and executed. Provided the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, the Notice of Conversion may specify, at the Holder’s election, whether the applicable Conversion Shares shall be credited to the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission system (a “DWAC Delivery”). The date on which an Optional Conversion shall be deemed effective (the “Conversion Date”) shall be the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received during regular business hours by, the Corporation; provided that the original certificate(s) (if any) representing such shares of Series X Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation within two (2) Trading Days thereafter. In all other cases, the Conversion Date shall be defined as the Trading Day on which the original certificate(s) (if any) representing such shares of Series X Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

6.2	Conversion Ratio. The “Conversion Ratio” for each share of Series X Non-Voting Preferred Stock shall be 1,000 shares of Common Stock issuable upon the conversion of each share of Series X Non-Voting Preferred Stock (corresponding to a ratio of 1,000:1), subject to adjustment as provided herein.

6.3	Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of the Series X Non-Voting Preferred Stock, and a Holder shall not have the right to convert any portion of the Series X Non-Voting Preferred Stock, to the extent that, after giving effect to an attempted or proposed conversion pursuant to the Automatic Conversion or pursuant to an Optional Conversion as set forth on an applicable Notice of Conversion, as the case may be, such Holder (together with any other Person whose beneficial ownership of Common Stock would be aggregated with such Holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable regulations of the Commission, including any “group” of which the Holder is a member (the foregoing, “Attribution Parties”)) would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series X Non-Voting Preferred Stock subject to the Automatic Conversion or the Notice of Conversion, as applicable, with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series X Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained herein. For purposes of this Section 6.3, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Commission. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission. For purposes of this Section 6.3, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Corporation’s most recent periodic or annual filing with the Commission, as the case may be, (B) a more recent public announcement by the Corporation that is filed with the Commission, or (C) a more recent notice by the Corporation or the Corporation’s transfer agent to the Holder setting forth the number of shares of Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within three (3) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Series X Non-Voting Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall initially be set at 9.9% for each Holder and its Attribution Parties and may be adjusted at the discretion of the Holder to a number between 9.9% and 19.9% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to the Automatic Conversion or such Notice of Conversion (as applicable), to the extent permitted pursuant to this Section 6.3. In the case of any Optional Conversion, the Corporation shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation, (i) which will not be effective until the sixty-first (61st) day after such written notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage, not to exceed 19.9%, to the extent then applicable and (ii) which will be effective immediately after such notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage (but in no event less than 9.9%). Upon such a change by a Holder of the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Section 6.3. Notwithstanding the foregoing, at any time following notice of a Fundamental Transaction, the Holder may change the Beneficial Ownership Limitation (not to exceed 19.9%) effective immediately upon written notice to the Corporation and may reinstitute a Beneficial Ownership Limitation at any time thereafter effective immediately upon written notice to the Corporation.

6.4	Mechanics of Conversion.

6.4.1	Delivery of Certificate or Electronic Issuance Upon Conversion. Not later than two (2) Trading Days after the applicable Conversion Date, or if the Holder requests the issuance of physical certificate(s), two (2) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series X Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the “Share Delivery Date”), the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Series X Non-Voting Preferred Stock, or (b) in the case of a DWAC Delivery (if so requested by the Holder), electronically transfer such Conversion Shares by crediting the account of the Holder’s prime broker with DTC through its DWAC system. If in the case of any Notice of Conversion such certificate or certificates for the Conversion Shares are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Corporation at any time on or before its receipt of such certificate or certificates for Conversion Shares or electronic receipt of such shares, as applicable, in which event the Corporation shall promptly return to such Holder any original Series X Non-Voting Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Stock certificates or otherwise direct the return of any shares of Common Stock delivered to the Holder through the DWAC system, representing the shares of Series X Non-Voting Preferred Stock unsuccessfully tendered for conversion to the Corporation.

6.4.2	Obligation Absolute. Subject to Section 6.3 and Section 6.4.4 hereof and subject to a Holder’s right to rescind a Notice of Conversion pursuant to Section 6.4.1 above, the Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of outstanding Series X Non-Voting Preferred Stock in accordance with the terms hereof is absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to Section 6.3 and Section 6.4.4 hereof and subject to a Holder’s right to rescind a Notice of Conversion pursuant to Section 6.4.1 above, in the event a Holder shall elect to convert any or all of its outstanding Series X Non-Voting Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to such Holder, restraining and/or enjoining conversion of all or part of the outstanding Series X Non-Voting Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Series X Non-Voting Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to Section 6.3 and Section 6.4.4 hereof and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.4.1 above, issue Conversion Shares upon a properly noticed conversion.

6.4.3	Cash Settlement. If Stockholder Approval has not been obtained on or prior to the six (6) month anniversary of the initial issuance of the Series X Non-Voting Preferred Stock, then, upon the written request of any Holder made at any time following such six (6) month anniversary but prior to receipt of the Stockholder Approval, which written request by such Holder must be accompanied by the surrender, assignment and transfer by such Holder to the Corporation of shares of Series X Non-Voting Preferred Stock owned of record by such Holder (including, without limitation, any certificate or certificates registered in the name of such Holder representing such Holder’s shares of Series X Non-Voting Preferred Stock to be so surrendered, assigned and transferred) for cancellation, the Corporation shall pay to such Holder an amount, in respect of each Conversion Share underlying such Holder’s shares of Series X Non-Voting Preferred Stock so surrendered, assigned and transferred to the Corporation, equal to the Fair Value (defined below) of such underlying Conversion Share (as adjusted for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, exchange or similar reorganization of shares that becomes effective with respect to such underlying Conversion Share), with such payment to be made within two (2) Business Days from the date that such written request and such surrender, assignment and transfer are made and effected by such Holder. Shares of Series X Non-Voting Preferred Stock surrendered, assigned and transferred to the Corporation in accordance with the foregoing provisions of this Section 6.4.3 shall be cancelled and shall cease to be issued and outstanding, and the Corporation shall cease to have any obligation to issue and deliver any Conversion Shares upon conversion of any such shares of Series X Non-Voting Preferred Stock so surrendered, assigned and transferred to the Corporation. In addition, if, at any time after the receipt of Stockholder Approval, the Corporation fails to deliver to a Holder such certificate or certificates, or electronically deliver (or cause its transfer agent to electronically deliver) such shares in the case of a DWAC Delivery, pursuant to Section 6.4.1 on or prior to the third (3rd) Trading Day after the Share Delivery Date applicable to an Optional Conversion by such Holder (other than a failure caused by incorrect or incomplete information provided by such Holder to the Corporation), then, unless such Holder has rescinded the applicable Notice of Conversion pursuant to Section 6.4.1 above, the Corporation shall, at the written request of such Holder, pay an amount, in respect of each of the undelivered shares, equal to the Fair Value of such undelivered shares, as adjusted for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, exchange or similar reorganization of shares, with such payment to be made within two (2) Business Days from the date of such written request by such Holder, whereupon the Corporation’s obligations to deliver such shares underlying the Notice of Conversion shall be extinguished. For purposes of this Section 6.4.3, the “Fair Value” of shares shall be fixed with reference to the last reported closing stock price on the principal Trading Market on which the Common Stock is listed as of the Trading Day immediately prior to the date on which (x) in the case that Stockholder Approval shall not have been obtained, the applicable Holder shall have complied with all of the requirements set forth in this Section 6.4.3 in order for such Holder to be entitled to receive a cash payment from the Corporation pursuant to, and in accordance with, this Section 6.4.3, and (y) in the case of an Optional Conversion by the applicable Holder, the applicable Notice of Conversion with respect to such Optional Conversion is delivered by such Holder to the Corporation. For the avoidance of doubt, the cash settlement provisions set forth in this Section 6.4.3 shall be available irrespective of the reason for the Corporation’s failure to timely deliver Conversion Shares (other than, with respect to any Holder, a failure caused by incorrect or incomplete information provided by such Holder to the Corporation), including the lack of obtaining Stockholder Approval, or due to applicable stock exchange rules.

6.4.4	Buy-In on Failure to Timely Deliver Certificates Upon Conversion. If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Share Delivery Date pursuant to Section 6.4.1 (other than a failure caused by incorrect or incomplete information provided by Holder to the Corporation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then, at the option and election of such Holder in its sole discretion, the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to and elected by such Holder to the extent such other remedies do not result in a recovery in excess of such Holder’s applicable damages) the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions), in which case any such cash payment by the Corporation shall satisfy and extinguish the Corporation’s obligation to issue and deliver to such Holder the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date, or (B) the Corporation, in lieu of making the cash payment contemplated under the foregoing clause (A), either shall reissue (if previously surrendered) the shares of Series X Non-Voting Preferred Stock equal to the number of shares of Series X Non-Voting Preferred Stock submitted for conversion or shall deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.4.1. For example, if a Holder effects a Buy-In by purchasing shares of Common Stock having a total purchase price of $11,000 to cover an attempted conversion of shares of Series X Non-Voting Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series X Non-Voting Preferred Stock as required pursuant to the terms hereof or the cash settlement remedy set forth in Section 6.4.3; provided, however, that such Holder shall not be entitled any recoveries in excess of the amount of such Holder’s damages or losses from such failure by the Corporation, and in particular, and without limiting the foregoing prohibition on excess recoveries, such Holder shall not be entitled to both (i) require the reissuance of the shares of Series X Non-Voting Preferred Stock submitted for conversion for which such conversion was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.4.1.

6.4.5	Reservation of Shares Issuable Upon Conversion. The Corporation covenants that, at all times after receipt of Stockholder Approval after the date hereof to increase the Corporation’s shares of authorized Common Stock to be a number of shares sufficient to be reserved for the conversion of all outstanding shares of Series X Non-Voting Preferred Stock, the Corporation will reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of outstanding shares of Series X Non-Voting Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series X Non-Voting Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Series X Non-Voting Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

6.4.6	Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of the Series X Non-Voting Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the closing price of a share of Common Stock on The Nasdaq Global Market on the applicable conversion date. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series X Non-Voting Preferred Stock the Holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.4.7	Transfer Taxes. The issuance of certificates for shares of the Common Stock upon conversion of the Series X Non-Voting Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates; provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series X Non-Voting Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.5	Status as Stockholder. Upon each conversion of shares of Series X Non-Voting Preferred Stock, (i) such shares of Series X Non-Voting Preferred Stock being converted shall be deemed converted into shares of Common Stock and (ii) the applicable Holder’s rights as a holder of such converted shares of Series X Non-Voting Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, each applicable Holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series X Non-Voting Preferred Stock. In no event shall the Series X Non-Voting Preferred Stock convert into shares of Common Stock prior to the Stockholder Approval.

7.	Certain Adjustments.

7.1	Stock Dividends and Stock Splits. If the Corporation, at any time while any Series X Non-Voting Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of the Series X Non-Voting Preferred Stock) with respect to the then outstanding shares of Common Stock; (B) subdivides outstanding shares of Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

7.2	Fundamental Transaction. If, at any time while the Series X Non-Voting Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than any such transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (B) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7.1 above) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Series X Non-Voting Preferred Stock the Holders shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one (1) share of Common Stock (the “Alternate Consideration”). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one (1) share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of the Series X Non-Voting Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designations with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.2 and insuring that the Series X Non-Voting Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least twenty (20) calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close.

7.3	Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

8.	Redemption. The shares of Series X Non-Voting Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law, nor shall the foregoing limit the Holder’s rights under Section 6.4.3.

9.	Transfer. A Holder may transfer any shares of Series X Non-Voting Preferred Stock, together with the accompanying rights set forth herein, held by such Holder without the consent of the Corporation; provided that such transfer is in compliance with applicable securities laws. The Corporation shall in good faith (i) do and perform, or cause to be done and performed, all such further acts and things, and (ii) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any Holder may reasonably request in order to carry out the intent and accomplish the purposes of this Section 9.

10.	Series X Non-Voting Preferred Stock Register. The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Holders in accordance with Section 11), a register for the Series X Non-Voting Preferred Stock, in which the Corporation shall record (i) the name, address, electronic mail address and facsimile number of each Holder in whose name the shares of Series X Non-Voting Preferred Stock have been issued and (ii) the name, address, electronic mail address and facsimile number of each transferee of any shares of Series X Non-Voting Preferred Stock. The Corporation may treat the person in whose name any share of Series X Non-Voting Preferred Stock is registered on the register as the owner and holder thereof for all purposes. The Corporation shall keep the register open and available at all times during business hours for inspection by any holder of Series X Non-Voting Preferred Stock or his, her or its legal representatives.

11.	Notices. Any and all notices or other communications or deliveries to be provided to the Corporation hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, via email or sent by a nationally recognized overnight courier service, addressed to Leap Therapeutics, Inc., at 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141, Attention: Douglas Onsi, President & CEO, email: donsi@leaptx.com, or such other email address or mailing address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 11. Any and all notices or other communications or deliveries to be provided to a Holder hereunder shall be in writing and delivered personally, by email at the email address of such Holder appearing on the books of the Corporation, or if no such email address appears on the books of the Corporation, sent by a nationally recognized overnight courier service addressed to such Holder, at the principal place of business of such Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section 11 prior to 5:30 p.m. Eastern Time on any date, (ii) the date immediately following the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section 11 between 5:30 p.m. and 11:59 p.m. Eastern Time on any date, (iii) the second (2nd) Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

12.	Book-Entry; Certificates. The Series X Non-Voting Preferred Stock will be issued in book-entry form; provided that, if a Holder requests that such Holder’s shares of Series X Non-Voting Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such Holder representing such Holder’s shares of Series X Non-Voting Preferred Stock. To the extent that any shares of Series X Non-Voting Preferred Stock are issued in book-entry form, references herein to “certificates” shall instead refer to the book-entry notation relating to such shares.

13.	Lost or Mutilated Series X Non-Voting Preferred Stock Certificate. If a Holder’s Series X Non-Voting Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series X Non-Voting Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Corporation and, in each case, customary and reasonable indemnity, if requested by the Corporation. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Corporation may prescribe.

14.	Waiver. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained in this Certificate of Designation and any right of the Holders of Series X Non-Voting Preferred Stock granted under this Certificate of Designation may be waived as to all shares of Series X Non-Voting Preferred Stock (and the Holders thereof) upon the written consent of the Holders of not less than a majority of the shares of Series X Non-Voting Preferred Stock then outstanding, unless a higher percentage is required by the DGCL, in which case the written consent of the Holders of not less than such higher percentage shall be required.

15.	Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

16.	Status of Converted Series X Non-Voting Preferred Stock. If any shares of Series X Non-Voting Preferred Stock shall be converted or redeemed by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series X Non-Voting Preferred Stock.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation as of this 17th day of January, 2023.

LEAP THERAPEUTICS, INC.

By:	/s/ Douglas E. Onsi
	Name:	Douglas E. Onsi
	Title:	Chief Executive Officer and President

[Signature Page to Certificate of Designation]

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT
SHARES OF
SERIES X NON-VOTING CONVERTIBLE PREFERRED STOCK)

The undersigned Holder hereby irrevocably elects to convert the number of shares of Series X Non-Voting Convertible Preferred Stock, $0.001 par value per share (the “Series X Non-Voting Preferred Stock”), of Leap Therapeutics, Inc., a Delaware corporation (the “Corporation”), indicated below, represented in book-entry form, into shares of common stock, $0.001 par value per share (the “Common Stock”), of the Corporation, as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designation of Preferences, Rights and Limitations of Series X Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) filed by the Corporation with the Secretary of State of the State of Delaware on January 17, 2023.

As of the date hereof, the number of shares of Common Stock beneficially owned by the undersigned Holder (together with such Holder’s Attribution Parties), including the number of shares of Common Stock issuable upon conversion of the Series X Non-Voting Preferred Stock subject to this Notice of Conversion, but excluding the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series X Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in Section 6.3 of the Certificate of Designation, is ____%. For purposes hereof, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Commission. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission.

CONVERSION CALCULATIONS:

Date to Effect Conversion: ___________________________

Number of shares of Series X Non-Voting Preferred Stock owned prior to Conversion: ___________________________

Number of shares of Series X Non-Voting Preferred Stock to be Converted: ___________________________

Number of shares of Common Stock to be Issued: ___________________________

Address for delivery of physical certificates: ___________________________

For DWAC Delivery, please provide the following:

Broker No.: ___________________________

Account No.: _________________________

[HOLDER]

By:
Name:
Title: